                                                     Pursuant to Rule 424(b)(3)
                                                         SEC File No. 333-43788

                             PROSPECTUS SUPPLEMENT
                    (TO PROSPECTUS DATED JANUARY 19, 2001)

                    360 Shares of Series J Preferred Stock

            Warrants to Purchase 10,211,701 Shares of Common Stock

                       30,538,974 Shares of Common Stock

                         Fibernet Telecom Group, Inc.

   We are offering by this prospectus supplement 360 shares of our series J preferred stock and series A and series B warrants to purchase in the aggregate 10,211,701 shares of our common stock, as well as up to 30,211,701 shares of our common stock issuable from time to time upon conversion of the series J preferred stock and upon exercise of series A and series B warrants and 327,273 shares of common stock issued in connection with the acquisition of the securities identified. Our common stock is listed on the Nasdaq National Market under the symbol "FTGX". The last reported sale price for the common stock on December 6, 2001 was $0.40 per share.

   The purchasers identified herein will purchase $3,600,000 of our series J preferred stock. The purchasers will also receive warrants, for no separate consideration, to purchase the number of shares of our common stock set forth opposite their name at an exercise price of $0.30 per share, which warrants are subject to certain exercise restrictions and will expire on December 7, 2006. In connection with the purchasers' acquisition of the securities pursuant to this prospectus supplement, we will issue to H.C. Wainwright & Co., Inc., as placement agent, 327,273 shares of our common stock.

    See "Risk Factors" on page 5 of the prospectus for various risks you should consider before you purchase any shares of our series J preferred stock or warrants.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

          The date of this prospectus supplement is December 7, 2001

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized any person to provide you with any information or to make any representations not contained or incorporated by reference in this prospectus supplement or the prospectus dated January 19, 2001. This prospectus supplement is part of, and you must read it in addition to, the prospectus. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

   The distribution of this prospectus supplement and the prospectus, and the offering of the series J preferred stock and the warrants, may be restricted in some jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the prospectus do not constitute, and may not be used in connection with, an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in that jurisdiction.

                                USE OF PROCEEDS

   This sale will result in total proceeds to us of $3,600,000. We will receive net proceeds from the sale of the securities offered by us, before deducting estimated offering expenses of $300,000 payable by us, of approximately $3,300,000. This amount does not include the proceeds which may be received by us in connection with the exercise of the warrants. We intend to use the net proceeds from this sale of securities for the build out of our network infrastructure and to fund general corporate purposes. Subject to certain conditions, the stock purchase agreement between us and the purchasers contemplates two additional closings in which we may sell in the aggregate an additional $5.7 million of our securities to the purchasers. We may opt out of one or both of these subsequent closings upon payment of cash consideration and upon the approval of the lenders under our senior secured credit facility.

                         CONVERSION OF PREFERRED STOCK

   On December 6, 2001, all of our outstanding shares of series C, D, E and F preferred stock were converted into shares of common stock. In addition, the holder of our series H and I preferred stock converted all of its series I preferred stock and 373,947 shares, or 79% of its series H preferred stock into shares of common stock. Accordingly, as a result of the conversion of the series C, D, E, F, H and I preferred stock into common stock, we issued an aggregate of 20,647,551 shares of our common stock to stockholders who held such shares of series C, D, E, F, H and I preferred stock and cancelled an aggregate of 1,534,221 shares of series C, D, E, F, H and I preferred stock.

                             PLAN OF DISTRIBUTION

   Subject to the terms and conditions set forth in the stock purchase agreement between us and the purchasers named below, filed as an exhibit to a Form 8-K filed with the Securities and Exchange Commission as of the date of this prospectus supplement, we have agreed to sell to the purchasers, and the purchasers have agreed to purchase from us, the total number of shares of our series J preferred stock set forth opposite the purchasers' names in the following table at a price of $10,000 per share. The stock purchase agreement provides that the purchasers will also receive two separate series of warrants to purchase the aggregate number of shares of common stock set forth opposite their names in the following table each at an exercise price of $0.30 per share. The warrants are subject to certain exercise restrictions and will expire on December 7, 2006, all as more fully described under the heading "Description of Common Stock Warrants" and each series of warrant is filed as an exhibit to a Form 8-K filed with the Securities and Exchange Commission as of the date of this prospectus supplement, which is incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus are a part. The stock purchase agreement provides that the purchasers will be obligated to purchase all of the shares of series J preferred stock and warrants set forth opposite their names. As described below under the heading "Placement Agent", we will issue H.C. Wainwright & Co., Inc., 327,273 shares of our common stock in connection with our offer and sale of our series J preferred stock and warrants to the purchasers.

                                                       Shares of Common   Aggregate
                                    Shares of Series J Stock Underlying   Purchase
             Purchaser               Preferred Stock       Warrants        Price*
             ---------              ------------------ ---------------- -------------
Alexander Enterprise Holdings Corp.         30            1,072,123     $  300,000.00
Penny Lane Partners L.P............        100            1,727,583     $1,000,000.00
SDS Merchant Fund, L.P.............        230            7,411,995     $2,300,000.00
   TOTAL...........................                                     $3,600,000.00

      * Excludes exercise price of the warrants.

   The purchasers have advised us that they are purchasing our series J preferred stock and warrants for their own account and have no intentions of undertaking special selling activities with respect to our common stock.

                    DESCRIPTION OF SERIES J PREFERRED STOCK

   OVERVIEW. The series J preferred stock is convertible into common stock at a rate that fluctuates with, and at a discount to, the market price of our common stock. The terms of the series J preferred stock do not provide for the payment of dividends to the holders thereof. We may redeem any outstanding series J preferred stock in exchange for 150% of the purchase price. In addition, under certain circumstances, we must redeem any outstanding series J preferred stock in exchange for either 100% or 150% of the purchase price, depending upon the event that transpires. In the event of a liquidation, dissolution or winding up, the series J preferred stock ranks senior to all of our outstanding equity securities, except the series J preferred stock ranks pari passu with our series H preferred stock. Subject to certain protective provisions contained in the series J preferred stock certificate of designation, the series J preferred stock does not provide voting rights. The holders of the series J preferred stock are entitled to a right of first offer on any new securities, subject to certain exceptions, sold by us as part of a financing during the next 18 months.

   CONVERSION. All shares of our series J preferred stock shall have the same rights and preferences, except that should we complete either or both of the subsequent closings contemplated by the stock purchase agreement between us and the purchasers, the shares of series J preferred stock issued in connection with a subsequent closing may have a different conversion price than those issued at the first closing. All holders of series J preferred stock will have the option to convert their shares into shares of common stock at any time. Subject to certain adjustments, the series J preferred stock will convert into the number of shares of common stock equal to ninety percent (90%) of the average of the five lowest volume weighted average prices for our common stock during the 15 trading days immediately prior to the date of conversion, provided that such average price shall not be less than $.20 nor greater than $0.50 for shares issued at the first closing. The conversion price may be adjusted in the event that we take certain corporate actions.

   A holder of series J preferred stock and warrants to purchase shares of our common stock may not utilize its conversion or exercise rights to the extent that after such conversion or exercise, such holder, together with its affiliates, would beneficially own over 4.999% and 9.999% of our outstanding common stock. This restriction may be waived by each holder on not less than 61 days notice to us. Since the number of shares of common stock issuable upon conversion of the series J preferred stock will change based upon fluctuations of the market price of our common stock before a conversion, other than a conversion based on the minimum or maximum average price, the actual number of shares of common stock that will be issued under the series J preferred stock and warrants, and, consequently, the number of shares of common stock that will be beneficially owned by such holder cannot be determined at this time. This prospectus supplement covers more than the number of shares of common stock that would be beneficially owned by the initial purchasers upon closing. However, the 4.999% and 9.999% limitation would not prevent a holder from acquiring and selling in excess of 4.999% and 9.999% of our common stock through a series of conversions and sales of series J preferred stock and exercise of warrants.

   In addition, under Nasdaq rules, we cannot issue shares at below-market prices in an amount equal to 20% or more of the number of currently outstanding shares of our common stock. Under the financing documents the purchasers may not convert their shares of series J preferred stock into more than 19.99% of our currently outstanding common stock, although we will seek shareholder approval to exceed that limit.

   DIVIDENDS. The terms of the series J preferred stock do not provide for payments of dividends to the holders thereof.

   REDEMPTION. We may, in our discretion, redeem any outstanding series J preferred stock in exchange for the payment of 150% of the purchase price of such shares. In addition, at the request of the holders thereof, we are obligated to redeem any outstanding series J preferred stock in exchange for 100% of the purchase price, if we:

  .  consolidate, merge or enter into any other business combination;

  .  sell all or substantially all of our assets; or

  . consummate a purchase, tender or exchange offer to holders of more than 30% of our outstanding shares of common stock within eighteen (18) months from the date of this supplement.

   Furthermore, at the request of the holders thereof, we must redeem any outstanding shares of series J preferred stock in exchange for 150% of the purchase price, if our stock is no longer listed on a national securities market, national securities exchange or the OTC Bulletin Board, and:

  .  we are unable or intend not to honor a valid conversion request;

  .  we fail to comply with a valid conversion request; or

  . we breach certain terms of our agreement with the purchasers of the series J preferred stock.

   LIQUIDATION PREFERENCE. In liquidation, the holders of series J preferred stock would be entitled to receive $10,000 per share for each share of series J preferred stock that they hold prior to the distribution of any cash or assets to the holders of our common stock or any other equity or equity equivalent securities, other than the series H preferred stock which will be distributed on a pari passu basis.

   VOTING RIGHTS. Subject to certain protective provisions contained in the series J preferred stock certificate of designation, the terms of the series J preferred stock do not provide the holders thereof with voting rights.

   NEW FINANCINGS. We are required to give the holders of series J preferred stock first offer rights on future financings for 18 months following the closing of this financing.

                     DESCRIPTION OF COMMON STOCK WARRANTS

   Pursuant to two series of warrants, series A and series B, we are issuing to the purchasers of the series J preferred stock warrants to purchase, in the aggregate, up to 10,211,701 shares of our common stock. Both series of warrants have a term of 5 years and an exercise price of $0.30 per share. Both of the series A and B warrants may not be exercised by the purchasers until such time as we receive stockholder approval for the issuance of such warrants, and the series B warrants, consisting of the right to purchase 4,509,902 shares of our common stock, vest only as to (i) 40% if we choose not to consummate the two additional closings, (ii) 80% if we choose not to consummate the third closing and (iii) 100% if we consummate both closings. Additionally, the exercise price and the number of shares of common stock issuable upon exercise of the warrants may be adjusted in the event that we undertake certain corporate transactions.

                                PLACEMENT AGENT

   Under the terms and conditions set forth in an engagement letter dated December 4, 2001 between us and H.C. Wainwright, H.C. Wainwright has acted as our agent to solicit offers by various investors to purchase securities offered by us. In consideration for the services rendered by H.C. Wainwright in connection with the first closing, we have agreed pay H.C. Wainwright $218,160 and to issue to H.C. Wainwright 327,273 shares of our common stock, as determined by the fair market value of our common stock on the date of issuance. Pursuant to the engagement letter, we have agreed to indemnify H.C. Wainwright against certain liabilities associated with H.C. Wainwright's activities under the engagement letter.

                          MARKET FOR OUR COMMON STOCK

   On December 6, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $0.40 per share. Our common stock is listed on the Nasdaq National Market under the symbol "FTGX."

   As of December 6, 2001, we had 61,112,535 shares of common stock outstanding.